United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2026

MCI INCOME FUND VII, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-0274196
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2101 CEDAR SPRINGS ROAD, SUITE 700

Dallas, Texas 75201

(Full mailing address of principal executive offices)

888-418-3730

(Issuer’s telephone number)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Semiannual Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. All forward-looking statements attributable to us are expressly qualified in their entirety by the risks and uncertainties described in our offering circular.   Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

MCI Income Fund VII, LLC, a Delaware limited liability company (the “Company”), was formed on August 26, 2022 to provide secured financing exclusively to MCI Development 1, LLC, a Wyoming limited liability company (the “Developer”) for: (A) the acquisition of land and the development of single-family homes and condominiums, multi-family residential communities, and commercial or mixed-use facilities to be marketed for sale; and (B) the acquisition of single-family homes; existing multi-family properties and/or existing commercial properties for their redevelopment and sale. We provide this financing through multiple loans (the “Loans”) to the Developer or its wholly owned subsidiaries, each referred to as a “special purpose entity”, or “SPE”, formed to hold title to the subject real estate and project being financed. To date, the real estate projects are all located in Texas, and we anticipate that the real estate projects will continue to be primarily located in Texas, although we may also provide financing to properties located anywhere in the continental United States.

Each Loan to an SPE of the Developer is and will continue to be underwritten, secured, and documented in accordance with the Company’s Loan Policies and Procedures. Each potential Loan to an SPE of Developer, if conforming to the lending criteria requirements of the Loan Policies and Procedures, is and will continue to be approved by the Manager. We seek to set interest rates that reflect the market interest rates for loans of the same or similar type and purpose, provided that such rates are subject to change by the Manager at its sole discretion. All Loans made to date are structured to mature on June 30th of the fourth year following the year the respective note memorializing the applicable Loan was issued, and we anticipate the continuation of this structure. Notwithstanding the foregoing, the borrowers have the right to request two additional three-year term extensions of the relevant Loan, on or after the initial Loan maturity date. Moreover, the borrower SPEs will have the ability, each, in its sole discretion, to pay principal and/or interest on the outstanding principal balance of the relevant Note without prepayment fee or penalty. The Developer has provided a limited guaranty on all principal outstanding on any Loan to an SPE and we anticipate that such limited guaranty will continue for future Loans. These limited guaranties from the Developer do not and will not include interest on the Loans, neither will the Loans be cross collateralized amongst the assets of the various SPEs or any other entity. An interest reserve intended to cover debt service payments under the Loan shall be included in the budget for each development and/or construction project and will be funded from the proceeds of the applicable Loan, as needed.

Our investment objective continues to be to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income on our portfolio of Loans.

Operating Results

The Company commenced operations on July 18, 2024, upon its original qualification by the SEC for the issuance of our Bonds, and has continued operations through the date of filing for this Semi-Annual Report.

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-month period ended June 30, 2026 and June 30, 2025, respectively.

1

Each series of Bonds beginning with Series A-1 for Class A Bonds and Series B-1 for Class B Bonds corresponds to a particular closing for the applicable class of Bonds every 12 months. All Bonds sold on or prior to June 30, 2025, are classified as Series 1 Bonds. All Bonds sold between July 1, 2025 and June 30, 2026 are classified as Series 2 Bonds (identified as either Series A-2 Bonds or Series B-2 Bonds). All Bonds sold on or after July 1, 2026 will be classified as Series 3 (identified as either Series A-3 Bonds or Series B-3 Bonds).

Results of Operations – For the Six-months Ended June 30, 2026

As of June 30, 2026, the Company had sold an aggregate of $11,097,715 in Bonds over the life of the offering, consisting of an aggregate of $9,937,715 in Class A Bonds to 154 investors and an aggregate of $1,160,000 in Class B Bonds to 16 investors. For the six-month period beginning January 1, 2026 through June 30, 2026, the Company sold $1,245,000 in Series 2 Class A Bonds and $75,000 in Series 2 Class B Bonds.

As of June 30, 2026, the Company’s cash balance was $88,302 and revenue from loan interest was $431,281, with total assets of $10,104,795. As of such date, the Company had operating expenses of $143,280, which included audit and tax professional fees, legal fees, and other operating expenses, which resulted in an operating income for the six months ending June 30, 2026, of $288,001. The Company had other income expenses, (including interest expenses, miscellaneous income, and various other expenses) totaling $588,114, resulting in a net loss for the period ending June 30, 2026 of $300,114. The amounts stated herein are derived from the unaudited financial statements as of June 30, 2026, included elsewhere in this Semiannual Report.

Results of Operations – For the Six-months Ended June 30, 2025

As of June 30, 2025, the Company had sold an aggregate of $4,247,097 in Bonds over the life of the offering, including $3,252,000 in Class A Bonds and $995,097 Class B Bonds. No Bonds had been sold prior to June 30, 2024. For the six-month period beginning June 30, 2024 through December 31, 2024, the Company sold $758,000 in Bonds (including $15,000 in Class A Bonds and $743,000 Class B Bonds). For the six-month period beginning January 1, 2025 through June 30, 2025, the Company sold an additional $3,489,097 in Bonds (including $3,237,000 in Series A-1 Class A Bonds and $252,097 Series B-1 Class B Bonds). All Bonds sold between the offering commencement and June 30, 2025, are classified as Series 1 Bonds.

As of June 30, 2025, the Company’s cash balance was $309,452, and the total assets were $332,493. In addition, as of June 30, 2025, revenue from loan interest was $23,041. As of such date, the Company had operating expenses of $325,337, which included audit and tax professional fees, legal fees, and other operating expenses, which resulted in an operating income (loss) for the six months ending June 30, 2025, of $(302,296). The Company had other income expenses, (including interest expenses, miscellaneous income, and various other expenses) totaling $(115,638), resulting in a net income (loss) for the period ending June 30, 2025 of $(417,934). The amounts stated herein are derived from the unaudited financial statements as of June 30, 2025, included elsewhere in this Semiannual Report.

Summary of Loans

As of June 30, 2026, the Company had made investments in 77 Loans, with an aggregate principal amount approved for up to $11,621,364, and $946,600 in principal repaid. Interest has been, and is expected to be continued to be, paid on a monthly basis. The following tables outline the major terms of each Loan closed by the Company as lender:

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Loan Portfolio (as of June 30, 2026)

LOANS OUTSTANDING
Date of Loan	Borrower	Approved Loan Amount *	Interest Rate	Loan Maturity	Property Type	Location of Property
6/6/2025	Megatel Venetian, LLC**	$387,200.00	12%	6/30/2030	Constructed Home	Westin, TX
6/6/2025	Megatel Venetian, LLC**	$440,000.00	12%	6/30/2030	Constructed Home	Westin, TX
6/6/2025	Megatel Venetian, LLC**	$462,000.00	12%	6/30/2030	Constructed Home	Westin, TX
6/6/2025	Megatel Venetian, LLC**	$462,000.00	12%	6/30/2030	Constructed Home	Westin, TX
6/17/2025	Megatel Venetian, LLC**	$448,800.00	12%	6/30/2030	Constructed Home	Westin, TX
6/17/2025	Megatel Venetian, LLC**	$466,400.00	12%	6/30/2030	Constructed Home	Westin, TX
6/17/2025	Megatel Venetian, LLC**	$572,000.00	12%	6/30/2030	Constructed Home	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX

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8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
8/1/2025	Megatel Venetian, LLC**	$80,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
9/29/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
10/20/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
10/20/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
10/20/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
10/20/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
10/20/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
10/20/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
10/20/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
10/20/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
10/20/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
10/20/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
10/20/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
10/20/2025	Megatel Venetian, LLC**	$102,000.00	12%	6/30/2030	Residential Lot	Westin, TX
12/9/2025	Megatel Venetian, LLC**	$480,000.00	12%	6/30/2030	Constructed Home	Westin, TX
1/7/2026	Megatel Venetian, LLC**	$481,600.00	12%	6/30/2031	Constructed Home	Westin, TX
3/25/2026	Megatel Venetian, LLC**	$462,000.00	12%	6/30/2031	Constructed Home	Westin, TX
5/15/2026	Megatel Venetian, LLC**	$388,418.00	12%	6/30/2031	Constructed Home	Westin, TX
5/15/2026	Megatel Venetian, LLC**	$482,921.00	12%	6/30/2031	Constructed Home	Westin, TX
5/15/2026	Megatel Venetian, LLC**	$274,106.65	12%	6/30/2031	Constructed Home	Westin, TX
5/15/2026	Megatel Venetian, LLC**	$273,918.35	12%	6/30/2031	Constructed Home	Westin, TX
	Total Loans Outstanding:	$11,621,364.00

4

REPAID LOANS
Date of Loan	Borrower	Principal Loan Amount	Interest Rate	Loan Payoff Date	Property Type	Location of Property
6/17/2025	Megatel Venetian, LLC**	$391,600.00	12%	5/5/2026	Constructed Home	Westin, TX
12/9/2025	Megatel Venetian, LLC**	$555,000.00	12%	4/30/2026	Constructed Home	Westin, TX
	Total Loans Repaid:	$946,600.00

* The Loan Amounts provided herein relate to the total approved loan amounts. Actual amounts outstanding may vary in the case certain drawdown events have yet to occur for any particular loan.

**Megatel Venetian, LLC is a wholly-owned subsidiary of MCI Development 1, LLC

Liquidity and Capital Resources

As of June 30, 2026, the Company had sold an aggregate of $11,097,715 in Bonds over the life of the offering, consisting of an aggregate of $9,937,715 in Class A Bonds to 154 investors and an aggregate of $1,160,000 in Class B Bonds to 16 investors. Our principal demands for cash continue to be costs associated with lending capital via secured loans to Developer and its SPEs, particularly the principal amounts to be loaned. Other cash needs include payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. We have funded our Loans from the net proceeds of the Bonds offering, and generally our other cash obligations are paid from interest income generated from the Loans. We anticipate the foregoing funding process to continue.

As of June 30, 2026, the Company had $88,302 in cash on hand for operations.

We believe that adequate cash will continue to be generated from operations to fund our operating and administrative expenses and continuing debt service obligations, including the debt service obligations of the Bonds as additional Loans are made and generating interest income for the Company. However, the Company’s ability to finance operations is subject to some uncertainties. The Company’s ability to generate interest income (its primary source of income) is dependent upon the performance of the Developer related to each of the Loans and the underlying real property assets, and the economic and business environments of the various markets in which the underlying properties are located. The Company’s ability to liquidate its assets (i.e., the Loans) is partially dependent upon the state of real estate markets and the ability of the Developer or its SPEs to sell the properties securing the Loans to third party purchasers in order to pay back the principal balance plus accrued interest. The Company does and will continue to recycle capital into new Loans as older Loans are paid off. In general, the Company intends to pay debt service on the Bonds from cash flow obtained from operations. If cash flow from operations is insufficient, then we intend for our Manager or its affiliates to cover debt service and operating and administrative expenses (although neither is obligated to do so). For the period between June 30, 2025 to current, cash flow from operations has covered our debt services. As of the date of this Semiannual Report, the Manager has covered any deficiencies in capital needed to fully cover the Company’s expense obligations, as was the case in the initial ramp up of the offering.

Potential future sources of capital include establishing additional offering of securities, whether debt or equity, proceeds from the payoff of Loans, and undistributed cash flow, subject to any limitations described in the Offering Circular. Note that, currently, we have not identified any additional source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing, if sought, will be available on favorable terms or at all. We intend to continue the offering through June 30, 2027, such date being last day of the month preceding the third anniversary of the initial offering qualification.

5

Trend Information

In the period ended June 30, 2026, an aggregate of $11,097,715 in Bonds have been offered and sold over the life of the offering, with net proceeds from our offering of Bonds of $9,946,566 ($8,844,566 net proceeds available from Class A Bonds and $1,102,000 net proceeds available from Class B Bonds). The Company has used the net proceeds from the offering of the Bonds to fund Loans and intends to continue to do so as described above. The Company has a pipeline of Loan opportunities, and we expect capital deployment to continue as additional issuances of Bonds are made.

We have limited capitalization and require the proceeds from this offering in order to make Loans to Developer and its SPEs. We seek to invest primarily in the Loans. Should we fail to obtain sufficient working capital through this offering, we may be forced to modify our business plan. As such, our primary interest rate exposures relate to the yield on the Loans and the value of the underlying real estate investment and the cost of debt. Changes in interest rates and credit spreads may affect our ability to make Loans. Increases in interest rates and credit spreads may also negatively affect demand for Loans and could result in higher borrower default rates. In particular, on September 16, 2026, the Federal Reserve raised the federal funds rate by 25 basis points to a target range of 3.75%–4.00%, its first rate increase since 2023, citing persistently elevated inflation. Federal Reserve officials have signaled the possibility of additional rate increases before year-end. These actions, and any further tightening, could exacerbate borrowing costs across the market and further reduce demand for Loans, increase the likelihood of borrower defaults, and impair the value of the real estate collateral underlying our Loan portfolio.

We remain subject to, among other things, risk of defaults on the Loans in paying debt service on the Loans and the underlying real estate investments. Any deterioration of real estate fundamentals generally, and in the U.S. in particular, could negatively impact our performance by making it more difficult for borrowers of our Loans to satisfy their debt payment obligations, increasing the default risk applicable to borrower entities, and/or making it more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of borrower entities and/or the value of underlying real estate collateral relating to our Loans and may include economic and/or market fluctuations, changes in environmental, zoning and other laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand, fluctuations in real estate fundamentals, the financial resources of borrower entities, energy supply shortages, various uninsured or uninsurable risks, natural disasters, political events, terrorism and acts of war, changes in government regulations, uncertainties and market fluctuations related to tariff policies, changes in real property tax rates and/or tax credits, changes in operating expenses, changes in interest rates, changes in inflation rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, negative developments in the economy and/or adverse changes in real estate values generally and other factors that are beyond our control. We cannot predict the degree to which economic conditions generally, and the conditions for real estate debt investing in particular, will improve or decline. Any declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our business, financial condition, and results of operations.

6

Tarrif and Trade Policies

The U.S. Government has announced, and in some cases implemented, changes to trade policies, which includes significant increases in tariffs on imports from various countries and has indicated that it will seek to renegotiate or terminate certain existing trade agreements. These trade policies have had, and are expected to continue to have, a direct and material impact on costs for residential construction in Texas, which is the primary market in which the properties securing our Loans are located. In particular, according to the Associated General Contractors of America (“AGC”), steel mill product prices have increased approximately 23% year-over-year, while aluminum prices have risen by approximately 27%, and copper and brass products have increased by approximately 21% (AGC, Producer Price Index Analysis, September 2026). Softwood lumber prices, a core input for residential framing, have increased approximately 17% year-over-year, driven by a combination of trade policy and market forces, according to the National Association of Home Builders (“NAHB”), Producer Price Index Analysis, August 2026. The NAHB estimates that recent tariff actions have added approximately $10,900 in costs to a typical new home (NAHB Builder Survey, 2026). Construction input costs for new construction rose approximately 8.9% between August 2025 and August 2026, driven by tariffs on key materials and higher energy prices related to geopolitical conflicts (AGC, Producer Price Index Analysis, September 10, 2026). These cost increases affect the Developer and its SPEs by raising the total cost to complete residential projects securing our Loans, potentially compressing profit margins on home sales, delaying project completions, and reducing the Developer’s ability to service its debt obligations to the Company. In addition, to the extent higher construction costs are passed through to homebuyers in the form of higher home prices, demand for the Developer’s homes may be adversely affected, particularly in an environment of elevated mortgage interest rates. The effects of trade policy on real estate remain uncertain, and the Company cannot predict whether the net effect of new or modified trade policies will be positive, negative, or neutral to the value of real estate in the United States. Further, sharp shifts in tariff policies and the potential for global trade conflict and retaliatory actions have caused disruption and volatility in capital markets globally. While the volatility may have negative effects to real estate markets, it could also result in buying opportunities for market participants. The Manager and its executive leadership continue to monitor evolving market conditions and their implications for the Company’s business objectives in order to best position the Company to respond effectively and strategically.

Dallas/Fort Worth Residential Market Conditions

All of the Company’s Loans are currently secured by residential real estate located in the Dallas/Fort Worth metropolitan area of Texas. The DFW housing market has transitioned toward more balanced conditions during the first half of 2026. The median home price across the Dallas-Fort Worth Metroplex has remained relatively flat on a year-over-year basis, with modest softening in certain submarkets. To the extent that the DFW residential market continues to soften, or if home prices show decline, the value of the real estate collateral securing our Loans could be adversely affected, which may in turn impair the Developer’s or its SPEs’ ability to repay the Loans and could reduce the Company’s ability to recover the full principal and interest amounts owed.

7

ITEM 2. OTHER INFORMATION

The offering of Bonds in which this Form 1-SA relates was originally qualified by the U.S. Securities and Exchange Commission on July 22, 2024. On July 22, 2025, the Company filed Post-Qualification Amendment No. 6 on Form 1-A POS in part to provide notice of its exercise of its first one-year extension of the offering of Bonds. The offering was requalified July 23, 2025. On July 17, 2026, the Company filed Post-Qualification Amendment No. 7 on Form 1-A POS to provide notice of its exercise of its second and last one-year extension of the offering of Bonds. For the first year of the offering commencing in July 2024 and running through June 2025, all sales of Class A Bonds were classified as Series A-1 Bonds and all sales of Class B Bonds were classified as Series B-1 Bonds. For the period from July 2025 through June 2026, the Bonds were classified as Series A-2 and Series B-2 respectively. All Bonds sold after July 1, 2026 are classified as Series A-3 and Series B-3 Bonds, respectively. The sale of the denoted series of Bonds do not run concurrent, and no additional Series 1 or Series 2 Bonds will be sold upon the initial issues of the Series 3 Bonds.

ITEM 3. FINANCIAL STATEMENTS

Contents

MCI INCOME FUND VII, LLC

MCI DEVELOPMENT 1, LLC

8

MCI Income Fund VII, LLC

Balance Sheet

	December 31, 2025	June 30, 2026
Assets

Current Assets
Cash and Cash Equivalents	$452,865	$88,302
Accounts Receivable	80,000	–
Accounts Receivable - Related Party	156,716	–
Total Current Assets	689,581	88,302

Long-Term Assets
Notes Receivable - Related Party	8,444,266	10,016,493
Total Long-Term Asset	8,444,266	10,016,493

Total Assets	$9,133,847	$10,104,795

Liabilities and Members’ Deficit

Current Liabilities
Accounts Payable - Related Parties	$340,738	$500,018
Accrued Expenses	82,631	28,497
Total Current Liabilities	423,369	528,515

Long-Term Liabilities
Bonds Payable	8,989,982	10,155,898
Total Long-Term Liabilities	8,989,982	10,155,898

Total Liabilities	9,413,351	10,684,413

Members’ Deficit	(279,504)	(579,618)

Total Liabilities and Members’ Deficit	$9,133,847	$10,104,795

The accompanying notes are an integral part of these financial statements.

9

MCI Income Fund VII, LLC

Statement of Operations and Changes in Members’ Capital

	Quarter Ended June 30, 2025	Quarter Ended June 30, 2026

Interest Income	$23,041	$431,281

Operating Expenses	325,337	143,280

Operating Income (Loss)	(302,296)	288,001

Other Income (Expense)
Interest Income	–	–
Miscellaneous Income	9,233	9,000
Interest Expense	(122,048)	(594,852)
Other Expense	(2,823)	(2,262)
Total Other Income (Expense)	(115,638)	(588,114)

Net Income (Loss)	$(417,934)	$(300,114)

Members Capital, Beginning of the Period	$(28,404)	$(251,100)

Members’ Capital, End of the Period	$(446,338)	$(551,214)

The accompanying notes are an integral part of these financial statements.

10

MCI Income Fund VII, LLC

Statement of Cash Flows

	Quarter Ended June 30, 2025	Quarter Ended June 30, 2026

Cash flows from operating activities
Net Income (loss)	$(417,934)	$(300,114)
Amortization of debt issuance costs	–	–
Changes in operating assets and liabilities, net
Accounts receivable	(23,041)	80,000
Advances on notes receivable - related party	(3,630,000)	156,716
Accrued expenses	–	(54,134)
Accounts payable - related parties	161,734	159,280
Net cash used in operating activates	(3,909,241)	41,748

Cash flows from financing activities
Issuance of bonds	4,247,097	1,165,916
Net cash provided by financing activities	4,247,097	1,165,916

Cash flows from investing activities
Net cash provided by (used in) financing activities	–	(1,572,227)

Increase (decrease) in cash and cash equivalents	$337,857	$(364,563)

Cash and cash equivalents, at beginning of period	$(28,404)	$452,865

Cash and cash equivalents, end of period	$309,452	$88,302

The accompanying notes are an integral part of these financial statements.

11

MCI Income Fund VII, LLC

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

MCI Income Fund VII, LLC (the Company), is a Delaware limited liability company formed to originate loans collateralized by residential and commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage residential and commercial real estate loans and securities. Megatel Capital Investments, LLC is the Manager of the Company. The Company is headquartered in Dallas, Texas.

The Company was formed on August 26, 2022. The Company anticipates raising a maximum of $75 million of capital in the form of bonds pursuant to an exemption from registration under the amendments to Regulation A (“Regulation A+”) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which amended Section 3(b) of the Securities Act of 1933. The Company’s term is indefinite as of June 30, 2026.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Member Liability

A member is not personally liable or bound for the expenses, liabilities, or obligations of the Company beyond the amount of such member’s capital contributions as defined in the company agreement. No member shall be obligated to provide additional capital contributions outside the “original capital contribution” made upon admission to the Company or to make a loan to the Company.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased, to be cash. The Company maintains cash balances in financial institution transactional accounts in Texas, which at times may exceed insured limits. The Company is exposed to credit risk due to current market conditions but has not experienced any loss in such accounts and does not anticipate any loss as a result of such credit risk.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are stated at amortized cost. Management individually reviews all accounts receivable balances by customer. Management determines whether an allowance for credit losses is necessary using historical loss information by aging category adjusted for current economic conditions and reasonable and supportable forecasts as well as subsequent receipts. The company provides for estimated uncollectible amounts through a charge to earnings and a credit to the allowance for expected credit losses. Balances that remain outstanding after the Company has used all reasonable collection efforts are written off through a charge to the allowance for estimated credit losses and a credit to accounts receivable. Balances are charged off against the allowance when management believes there is no possibility of recovery.

As of June 30, 2026, December 31, 2025, and January 1, 2025, the Company has determined that the allowance for credit losses was immaterial.

12

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable and Allowance for Credit Losses

Notes receivable are stated at unpaid principal balances. Interest on the notes receivable is recognized over the term of the note and is calculated using the simple-interest method on principal amounts outstanding.

Notes receivable are charged-off to expense when they are deemed uncollectible. Management’s periodic evaluation of uncollectible notes receivable is based on past loss experience, known and other risks inherent in the portfolio, specific impaired notes receivable, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and current economic conditions.

Notes Receivable and Allowance for Credit Losses

The Company considers a note uncollectible when based on current information or factors, it is probable that the Company will not collect the principal and interest payments according to the note agreement. Management considers many factors in determining whether a note is impaired, such as payment history and value of collateral.

As of June 30, 2026 and December 31, 2025, no notes receivable have been determined to be uncollectible by the Company.

Bonds Payable

The Company issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis.

Revenue Recognition

Revenue is derived from interest income earned on notes receivable from related parties (See Note 6). Interest income is recognized on the accrual basis of accounting, based on the terms of the note receivable agreement.

Expense Recognition

Operating and other related expense are recorded on an accrual basis as incurred.

Income Taxes

The Company has elected to be taxed as a partnership. In lieu of corporation income taxes, the members of the Company are responsible for their pro-rata share of The Company’s taxable income.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority.  A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. No interest and penalties have been accrued as of December 31, 2025.

13

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

In preparing the Company’s financial statements, management is required to make estimates and assumptions that affect the collectability of the notes receivable – related parties and the accrued interest on the notes payable, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. It is at least reasonably possible that the estimates will change materially in the near term.

Allocation of Net Income and Loss

The operating agreement provides detailed provisions regarding the allocation of net income and losses among the members of the Company. Generally, items of income and expense are allocated among members in proportion to their applicable membership interest. Members of the Company should refer to the operating agreement for a complete description of the membership provisions.

Entities Under Common Control

With respect to entities under common control, the Company has elected to apply the alternative accounting and disclosures provided to private companies by generally accepted accounting principles related to entities under common control. Accordingly, the following entities have not been evaluated under the guidance in the Variable Interest Entities (“VIE”) subsections of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810.

Newly Adopted Accounting Pronouncement

Effective January 1, 2025, the Organization adopted Accounting Standards Update (“ASU”) 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The Organization has elected to adopt the following practical expedients from this ASU: 1) The Organization assumes that the current conditions as of the financial position date do not change for the remaining life of the assets, and 2) The Organization considers collection activity after the financial position date when estimating expected credit losses. The adoption of this ASU did not have a material impact on the financial statements and primarily resulted in changes to the disclosures in the notes to the financial statements.

Future Accounting Pronouncement

In November 2024, the FASB issued ASU Update No. 2024-03 Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. Under the new guidance, companies will provide more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; general and administrative, and research and development). The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early application of the amendments in this ASU is permitted. The Company is evaluating the impact that this accounting pronouncement will have on the financial statements.

3.	ACCOUNTS RECEIVABLE

As of December 31, 2025, and 2024, and January 1, 2024, the allowance for credit losses was not material. There were no additions to the allowance for credit losses, write-offs charged against the allowance or recoveries of previously reserved for balances during the years ended June 30, 2026 and December 31, 2025.

14

4.	BONDS PAYABLE

Bonds payable consisted of the following as of June 30, 2026:

	2026	2025
Class A Bonds	$9,937,715	$8,661,000
Class B Bonds	1,160,000	1,150,000
Unamortized debt issuance costs	(941,817)	(821,018)
	$10,155,898	$8,989,982

The bonds require monthly interest payments to the class A and B bondholders at a variable rate equal to 7.00% - 9.00% and 7.50% - 9.50% per annum, respectively. The bonds are secured by the underlying liens from the Loans made to related parties.

The bonds will mature on June 30th of the fourth year following the initial year of issuance of the applicable series of bonds. The bonds will automatically renew at the same interest rate for two additional three-year terms, unless redeemed upon maturity at the Company’s or bondholder’s election.

The bonds will be redeemable beginning June 30, 2029, at a rate of 10.00% per quarter unless the load from issuing the bonds is not fully recovered, then the bonds will redeem at 5.00% per quarter.

The Company incurs debt issuance costs related to the issuance of these bonds. These debt issuance costs consist of commissions, managing broker-dealer fee, wholesaling fee, and organizational and offering expenses. The Company has determined that the commissions, managing broker-dealer fee, and wholesaling fee meet the criteria for capitalization.

5.	MEMBERS’ DEFICIT

The operations of the Company are governed by the Company agreement. The common member of the Company is MCI Holdings, LLC. The common member of the Company is responsible for all management and decisions of the Company. No members will be liable for additional calls in excess of the original commitment.

6.	RELATED PARTY TRANSACTIONS

Accounts Receivable and Notes Receivable – Related Party

The Company has notes receivable from a related party. The notes bear interest at 12%, which is due monthly, with the principal and interest amount due upon the earlier of the sale of the property or maturity (June 30, 2030). The outstanding balance on the notes receivable totaled $ 10,016,493 at June 30, 2026 and is included in the notes receivable - related party on the accompanying balance sheet. Interest income on the notes receivable totaled approximately $400,000 for the year ended December 31, 2025 and approximately $430,000 and is included as interest income on the accompanying statement of operations and changes in members’ deficit.

15

6.	RELATED PARTY TRANSACTIONS (Continued)

Accounts Payable – Related Parties

At June 30, 2026 and December 31, 2025 accounts payable – related party totaled $82,631 and $28,497, respectively, and represents amount owed to the Company’s sponsor, MCI, LLC for organization and offering expense (“O&O”) reimbursements and investor dividends paid on behalf of the Company.

7.	COMMITMENTS AND CONTINGENCIES

The Managing Member has incurred and will continue to incur organizational and offering expenses which are reimbursable from the Company, at 2% of total gross proceeds from the bond offerings. Organizational and offering costs include all costs and expenses to be paid by the Company in connection with the formation of the Company and the offering, including the Company’s legal, accounting, printing, mailing and filing fees, charges of our escrow agent, reimbursement of our dealer manager and participating broker-dealers for due diligence expenses, and other costs in connection with administrative oversight of the offering and the marketing process. The organizational and offering costs are not represented on the Company’s financial statements due to these being contingent upon a successful completion of the bond offerings. The Company will begin to accrue organizational and offering expenses when proceeds from the offering are received. The Company will expense organization costs when incurred. As of December 31, 2025, $19,000 and included on the statements of operations and changes in members’ deficit as operating expenses.

The Company has provided general indemnifications to the Managing Member, any affiliate of the managing member and any person acting on behalf of the managing member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

16

MCI Development 1, LLC and Subsidiary

Consolidated Balance Sheets

	December 31, 2025	June 30, 2026
Assets
Current Assets
Cash and Cash Equivalents	$118,402	$36,701
Accounts Receivable - Other	66,160	66,160
Accounts Receivable - Related Party	–	–
Inventory	48,328,870	47,737,760
Total Current Assets	48,513,432	47,840,621

Long-Term Assets
Property and Equipment, net	507,123	507,124
Total Long-Term Assets	507,123	507,124

Total Assets	$49,020,555	$48,347,745

Liabilities and Members’ Deficit

Current Liabilities
Notes Payable, Current	$33,124,526	$30,834,089
Notes Payable, Related Parties	15,625,952	14,972,881
Deferred Income	2,056,452	1,832,249
Accounts Payable	–	38,100
Accrued Liabilities	1,235,085	–
Total Current Liabilities	52,042,015	47,677,319

Long-Term Liabilities
Notes Payable, net of current portion	–	–
Total Long-Term Liabilities	–	–

Total Liabilities	52,042,015	47,677,319

Members’ Deficit	(3,021,460)	670,426

Total Liabilities and Members’ Deficit	$49,020,555	$48,347,745

The accompanying notes are an integral part of these financial statements.

17

MCI Development 1, LLC and Subsidiary

Consolidated Statements of Operations and Changes in Members' Deficit

	Quarter Ended June 30, 2025	Quarter Ended June 30, 2026

Revenue	$5,273,000	$3,580,750

Cost of Sales	4,904,978	3,616,114

Gross Profit	368,022	(35,364)

Operating Expenses
General and administrative	361,511	131,425
Depreciation	3 ,602	76,636
Total Operating Expenses	365,113	208,061

Operating Income (Loss)	2 ,909	(243,425)

Other Income (Expense)
Interest Income	–	1
Miscellaneous Income	–	171,680
Interest Expense	–	–
Other Expense	–	(767)
Total Other Income (Expense)	–	170,914

Net Income (Loss)	$2,909	$(72,511)

Members’ Deficit, Beginning of the Period	$(3,700,842)	$(3,021,460)

Contributions	$10,247,946	$3,999,572

Distributions	$(14,325,230)	$(235,174)

Members’ Deficit, End of the Period	$(7,775,217)	$670,426

The accompanying notes are an integral part of these financial statements.

18

MCI Development 1, LLC and Subsidiary

Consolidated Statement of Cash Flows

	Quarter Ended June 30, 2025	Quarter Ended June 30, 2026
Cash flows from operating activities
Net income (loss)	$2,909	$(72,511)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	3,602	–
Changes in operating assets and liabilities, net
Accounts receivable - other	150	–
Accounts receivable - related party	(645,667)	–
Inventory	(10,775,691)	591,110
Deferred income	(397,377)	(224,203)
Other liabilities (Accrued Expenses)	1,061,293	(1,196,986)
Net cash provided by (used in) operating activities	(10,750,781)	(902,590)

Cash flows from investing activities
Purchases of property and equipment	(497,440)	–
Net cash provided by (used in) investing activities	(497,440)	–

Cash flows from financing activities
Contributions from members	10,247,946	3,999,572
Distributions to members	(14,325,230)	(235,175)
Proceeds from notes payable	33,556,035	–
Payments on notes payable	–	(2,290,437)
Proceeds from notes payable - related parties	–	–
Payments on notes payable - related parties	(16,178,186)	(653,071)
Net cash provided by (used in) financing activities	13,300,565	820,889

Increase (decrease) in cash and cash equivalents	$2,052,344	$(81,701)

Cash and cash equivalents, at beginning of year	$55,293	$118,402

Cash and cash equivalents, end of year	$2,107,637	$36,701

The accompanying notes are an integral part of these financial statements.

19

MCI Development 1, LLC and Subsidiary

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

The accompanying consolidated financial statements, referred to as MCI Development 1, LLC and Subsidiary (the “Company”), include the accounts of the following entities:

MCI Development 1, LLC (a Wyoming Limited Liability Company)

Megatel Venetian, LLC (A Texas Limited Liability Company)

MCI Development 1, LLC (the Company), is a Wyoming limited liability company formed on August 26, 2022. On June 17, 2025, the ownership of Megatel Venetian, LLC was transferred from a related party and MCI Development 1, LLC became the sole owner of Megatel Venetian, LLC. See Note 2.

Megatel Venetian, LLC was formed on June 9, 2021. Megatel Venetian, LLC is engaged in the construction and sale of single-family homes. The sales and construction activity are performed in housing developments located in Dallas/ Fort Worth Texas area. The Company is headquartered in Dallas, Texas. The work is performed under fixed price contracts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Adoption of New Accounting Pronouncement

Effective January 1, 2025, the Company adopted Accounting Standards Update (“ASU”) 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The Company has elected to adopt the following practical expedients from this ASU: 1) The Company assumes that the current conditions as of the balance sheet date do not change for the remaining life of the assets, and 2) The Company considers collection activity after the balance sheet date when estimating expected credit losses. This ASU has been applied to accounts receivable. The adoption of this ASU did not have a material impact on the consolidated financial statements and primarily resulted in changes to the disclosures in the notes to the consolidated financial statements.

Consolidation

The accompanying consolidated financial statements include the accounts of the above listed limited liability companies. All intercompany accounts and transactions are eliminated in consolidation. These consolidated financial statements are not those of a separate legal entity.

20

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfer of Subsidiary Under Common Control and Restatement

On June 17, 2025, MCI Development 1, LLC acquired 100% of the equity interests of Megatel Venetian, LLC from a related party. The transaction was accounted for as a transfer of net assets between entities under common control.

Accordingly, MCI Development 1, LLC recognized the assets and liabilities of Megatel Venetian, LLC at their historical carrying values as of the date of the transfer. No goodwill, gain/loss, or consideration was exchanged with this transaction.

For all periods presented, the accompanying consolidated financial statements have been retrospectively adjusted to include the historical financial position, results of operations, and cash flows of Megatel Venetian, LLC as if the transfer had occurred at the beginning of the earliest period presented.

Members’ Liability

A member is not personally liable or bound for the expense, liabilities, or obligations of the Company beyond the amount of such Members’ capital contributions as defined in the company agreement. No member shall be obligated to provide additional capital contributions unless they have been approved by all Members.

Use of Estimates

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. It is at least reasonably possible that the estimates will change materially in the near term.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains cash balances in financial institution transactional accounts in Texas, which at times may exceed insured limits. The Company is exposed to credit risk due to current market conditions but has not experienced any loss in such accounts and does not anticipate any loss as a result of such credit risk.

Accounts Receivable and Allowance for Credit Losses

Management individually reviews all accounts receivable balances by customer and invoice. Management determines whether an allowance for credit losses is necessary using historical loss information by aging category adjusted for current economic conditions and reasonable and supportable forecasts. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, changes in customer payment terms, and subsequent collections. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to an allowance for expected credit losses. Balances that remain outstanding after the Company has used all reasonable collection efforts are written off through a charge to allowances for expected credit losses and a credit to accounts receivable. Balances are charged off against the allowance when management believes there is no possibility of recovery. The Company has determined that the allowance for credit losses was not material as of December 31, 2025 and June 30, 2026

21

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Inventory consists of costs incurred in the construction of homes and is stated at the lower of cost and net realizable value.

Construction in progress and finished homes

Construction in progress and finished homes includes the costs of lot acquisition and home construction, capitalized interest, real estate taxes and direct overhead costs incurred during development and home construction. Costs incurred after the homes are substantially complete, such as utilities, maintenance, and cleaning, are charged to selling, general and administrative (SG&A) expense as incurred. All indirect overhead costs, such as compensation of sales and management personnel, and the costs of advertising and builder’s risk insurance are charged to SG&A expense as incurred. All costs are recorded under inventory until the home is sold, with the exception of model homes, which are expensed as a selling expense when substantially complete.

Model Homes

The model homes are valued at cost. Cost includes the purchase price of the home, buyers’ portion of property taxes, interest charges or any other costs incurred at closing. Costs incurred after the homes are acquired, such as interest, property taxes, utilities, maintenance, and cleaning, are charged to selling, general and administrative (SG&A) expense as incurred. All indirect overhead costs, such as compensation of sales and management personnel, and the costs of advertising and builder’s risk insurance are charged to SG&A expense as incurred.

Capitalized Interest

The Company capitalizes interest costs incurred to inventory during construction. Capitalized interest is charged to cost of sales as the related inventory is delivered to the buyer. The Company has capitalized interest totaling $4,810,457 and $2,401,100 included in inventory at June 30, 2026 and December 31, 2025 respectively.

Property and Equipment

Property and equipment are recorded at cost. The straight-line method of depreciation is followed for substantially all assets for financial reporting purposes, but accelerated methods are used for tax purposes. The cost of maintenance and repairs is charged to operations as incurred. When equipment is retired or otherwise disposed, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is reflected in income.

Revenue Recognition

The construction time of the Company’s homes is generally less than one year, although some homes may take more than one year to complete. Revenues and cost of revenues from these home sales are recorded at the time each home is delivered and title and possession are transferred to the buyer. Closing normally occurs shortly after construction is substantially completed.

Based upon the current accounting rules and interpretations, the Company does not believe that any of its current or future communities currently qualify or will qualify in the future for percentage of completion accounting and therefore utilizes the deposit method for revenue recognition.

22

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

All entities in the combined financial statements are organized as limited liability companies. Federal income taxes on its income are payable by each member. Accordingly, no provision for Federal income taxes has been made. The Company is subject to margin tax for revenue activity incurred in the state of Texas. The margin tax is based on gross receipts less certain allowable expenses.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority.  A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. From time to time, the Company can be audited by taxing authorities and these audits could result in proposed assessments of additional tax.  Management has evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.  However, tax law is subject to interpretation and interpretations by taxing authorities could be different from those of management, which could result in the imposition of additional tax.  If there were an uncertain tax position that was disallowed by the IRS, the resulting tax liability would be a liability to the Company.

The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the income tax provision.  No interest and penalties have been accrued as of December 31, 2025.

Warranty

The Company provides its homebuyers with limited warranties on the homes it sells for defects in structural components, mechanical systems, and other construction components of the home. The Company expenses the costs of warranty claims when incurred. The Company utilizes a third party for insurance coverage.

Future Accounting Pronouncement

In November 2024, the FASB issued ASU Update No. 2024-03 Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. Under the new guidance, companies will provide more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; general and administrative, and research and development). The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early application of the amendments in this ASU is permitted. The Company is evaluating the impact that this accounting pronouncement will have on the financial statements.

23

3.	INVENTORY

Construction in progress and finished homes consisted of the following capitalized costs at June 30, 2026 and December 31, 2025

	June 30 2026	December 31 2025
Model homes	$2,676,955	$2,458,507
Speculative and customer homes in progress	45,060,805	45,870,363
	$47,737,760	$48,328,870

4.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2026 and December 31, 2025:

			Estimated
	June 30 2026	December 31 2025	Service Lives
Vehicles	$40,799	$40,799	7 years
House plans	18,718	18,718	5 years
Furniture and office equipment	528,002	528,003	5 - 7 years
	587,519	587,520
Less accumulated depreciation and amortization	(80,396)	(80,396)
	$507,123	$507,124

5.	NOTES PAYABLE

The Company has loans with various banks and real estate finance institutions to fund the construction of homes. The Company obtains funding from various banks and real estate finance institutions within the areas which they operate. The interest rates on these loans range from 7.75% to 13.00%. The notes are collateralized by the respective speculative homes, model homes, and customer homes under construction. The outstanding loan balances totaled $45,806,970 and $48,750,478 at December 31, 2025 and 2024, respectively. The notes payable are considered due at the earlier of the sale of the property that serves as the collateral for the debt or maturity. While the loans mature at various dates through March 2027, the Company expects the properties associated with the debt will be sold within one year and therefore consider the notes payable due within one year.

6.	ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31:

2025
Construction costs	$971,764
Accrued interest – related parties	263,321
$1,235,085

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7.	DEFERRED REVENUE - CUSTOMER EARNEST MONEY ON HOME CONTRACTS FROM CUSTOMERS

The Company collects earnest money in advance from customers to secure the construction or purchase of a home. The amount of earnest money typically ranges between 3-20% of the purchase price of the house. The earnest money is considered non-refundable after 14 days. Upon sale, the earnest money is netted against the purchase price of the customer’s house. Earnest money collected in advance from customers totaled $1,183,249 and $2,056,452 and at June 30, 2026 and December 31, 2025, respectively.

8.	MEMBERS’ CAPITAL

The operations of the LLCs are governed by the company agreements. The managing members of MCI Development 1 LLC and Megatel Venetian, LLC are the LLC members themselves. All members should refer to the company agreements, for a more complete description of the Membership provisions.

Allocations of income, gain and loss are in accordance with the Membership agreements.

9.	RELATED PARTY TRANSACTIONS

Accounts Receivable – Related Parties

The Company paid expenses on behalf of entities under common control and remaining unpaid amounts have been included in accounts receivable -related parties on the consolidated balance sheets at December 31, 2025 totaling $66,160. These amounts are non-interest bearing and considered due on demand. There were no outstanding balances due from related parties at June 30, 2026.

Notes Payable – Related Parties

The Company has notes payable due to MCI Preferred Equity Fund, LLC, MCI Preferred Income Fund II, LLC, MCI Preferred Income Fund IV, LLC, MCI Preferred Income Fund VI, LLC, and MCI Preferred Income Fund VII, LLC which are entities under common control. The notes bear interest at rates ranging from 11% to 13% which is due monthly, with the principal due at the earlier of the sale of the home or land that serves as collateral for the loan or maturity which ranges from October 2026 to June 2030. The outstanding balance on the notes payable was $14,972,881 and $15,625,952 at June 30, 2026 and December 31, 2025, respectively.

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ITEM 4: EXHIBITS

Exhibit
Number	Exhibit Description

(1)(a)	Managing Broker-Dealer Agreement by and between Primus Financial Services, LLC and MCI Income Fund VII, LLC *

(2)(a)	Certificate of Formation of MCI Income Fund VII, LLC *

(2)(b)	Limited Liability Company Agreement of MCI Income Fund VII, LLC *

(3)(a)	Indenture *

(3)(b)	Form of Series 3, Class A Bond *

(3)(c)	Form of Series 3, Class B Bond*

(3)(d)	Pledge and Security Agreement *

(3)(e)	Form of Promissory Note *

(3)(f)	First Amendment to Indenture *

(4)	Subscription Agreement *

(11)(a)	Consent of Lane Gorman Trubitt, LLC, MCI Development 1, LLC - dated June 25, 2026 *

(11)(b)	Consent of Lane Gorman Trubitt, LLC, MCI Income Fund VII, LLC - dated June 25, 2026 *

(12)	Opinion of Maynard Nexsen PC regarding legality of the Bonds *

(99)	MCI Income VII, LLC Loan Policies and Procedures *

__________________________

*	Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on September 28, 2026.

MCI Income Fund VII, LLC,

a Delaware limited liability company

By:	MCI HOLDINGS, LLC
Its: Sole Member

	By:	/s/ Arash Afzalipour
Name: Arash Afzalipour
Its: Co-President

	By:	/s/ Armin Afzalipour
Name: Armin Afzalipour
Its: Co-President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Armin Afzalipour

Name: Armin Afzalipour

Its: Co-President

(Principal Executive Officer)

By: /s/ Richard Wygle

Name: Richard Wygle

Its: Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

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